UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CONFLICT MINERALS

SMITH & WESSON HOLDING CORPORATION

(Exact name of the registrant as specified in its charter)

NEVADA	1-31552	87-0543688
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2100 Roosevelt Avenue, Springfield, Massachusetts		01104
(Address of principal executive offices)		(Zip code)

Jeffrey D. Buchanan, Exec. VP, CFO, CAO, and Treasurer – (800) 331-0852

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Smith & Wesson Holding Corporations Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.smith-wesson.com/conflictmineralsreport2015. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibits

Exhibit 1.01 Conflict Minerals Report

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SMITH & WESSON HOLDING CORPORATION,
a Nevada corporation

Date:	May 31, 2016	By:	/s/ P. James Debney
P. James Debney
President and Chief Executive Officer

Date:	May 31, 2016	By:	/s/ Jeffrey D. Buchanan
Jeffrey D. Buchanan
Vice President, Chief Financial Officer, Chief Administrative Officer, and Treasurer